Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Saul Centers, Inc. for the registration of 1,594,185 shares of its common stock and 8,989,634 previously registered shares of its common stock and to the incorporation by reference therein of our report dated March 15, 2010, with respect to the consolidated financial statements and schedule of Saul Centers, Inc., and the effectiveness of internal control over financial reporting of Saul Centers, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

May 10, 2010
McLean, Virginia